UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934 (Amendment No. 4)*
Pope Resources, a Delaware Limited Partnership
(Name of Issuer) Partnership Units
(Title of Class of Securities) 732857 10 7
(CUSIP Number) December 31, 2013
(Date of Event Which Requires filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒  Rule 13d-1(c)

☐  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

4812-55

CUSIP

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON James H. Dahl
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 366,186 (Notes 1 and 2)
	6	SHARED VOTING POWER 153,971 (Note 3)
	7	SOLE DISPOSITIVE POWER 366,186 (Notes 1 and 2)
	8	SHARED DISPOSITIVE POWER 153,971 (Note 3)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 520,157 (Notes 1 – 3)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.71%
12	TYPE OF REPORTING PERSON* IN

FOOTNOTES
Note 1: James H. Dahl is the direct beneficial owner of 144,827 Partnership Units of Pope Resources, a Delaware Limited Partnership.  Mr. Dahl owns the other 218,534 Partnership Units through various trusts over which Mr. Dahl retains sole voting and investment power, as follows:

(i) 29,908 Partnership Units held by IRA FBO James H. Dahl (ROTH Conversion Account).
(ii) 23,530 Partnership Units held by IRA FBO James H. Dahl (ROTH II Account - Wells).
(iii) 132,214 Partnership Units held by IRA FBO James H. Dahl (ROTH II Account – Jefferies).
(iv) 26,411 Partnership Units held by Kathleen M Dahl Irrevocable Trust.
(v) 6,471 Partnership Units held by James H. Dahl Irrevocable Trust, James Schmitt Trustee.
(vi) 2,825 Partnership Units held for Kathleen M. Dahl TOD.

Note 2: Excludes 1,525 Partnership Units owned by an adult member of Mr. Dahl’s household. Mr. Dahl disclaims beneficial ownership of these Partnership Units.

Note 3: James H. Dahl shares voting and dispositive power with respect to an additional 153,971 Partnership Units as follows:
(i) 102,842 Partnership Units held by James H. Dahl Trust FBO Kathryn Whitten Dahl.
(ii) 21,879 Partnership Units held by James H. Dahl Trust FBO James Andrew Dahl.
(iii) 29,250 Partnership Units held by Dahl Family Foundation, Inc.**
**Neither James H. Dahl nor any member of his family have any pecuniary interest in Units held by the Dahl Family Foundation, Inc.

4812-55

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON William L. Dahl
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 153,971 (Note 1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 153,971 (Note 1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 153,971 (Note 1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.47%
12	TYPE OF REPORTING PERSON* IN

FOOTNOTES
Note 1: William L. Dahl, as trustee, shares voting and dispositive power with respect to 153,971 Partnership Units as follows:
(i) 102,842 Partnership Units held by James H. Dahl Trust FBO Kathryn Whitten Dahl.
(ii) 21,879 Partnership Units held by James H. Dahl Trust FBO James Andrew Dahl.
(iii) 29,250 Partnership Units held by Dahl Family Foundation, Inc.**
**Neither William L. Dahl nor any member of his family have any pecuniary interest in Units held by the Dahl Family Foundation, Inc.

4812-55

 Page  of

Item 1.

(a) Name of Issuer:
      Pope Resources, a Delaware Limited Partnership

(b) Address of Issuer’s Principal Executive Offices
      19245 10th Avenue NE
      Poulsbo, WA 98370
Item 2.

(a) Name of Person Filing:
     James H. Dahl
     William L. Dahl

(b) Address of Principal Business Office or, if none, Residence:
      4314 Pablo Oaks Court
      Jacksonville, FL  32224

(c) Citizenship:
      United States

(d) Title of Class of Securities:
      Partnership Units

(e) CUSIP Number:
      732857 10 7

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐           Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐           Bank as defined in Section 3(a)(6) of the Act (15. U.S.C. 78c).

(c) ☐           Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐           Investment company registered under section 8 of the Investment Company Act of 1940
(15 U.S.C. 80a-8).

(e) ☐           An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f) ☐           An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g) ☐           A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h) ☐           A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act
(12 U.S.C. 1813).

(i) ☐           A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j) ☐           A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).

(k) ☐           A group, in accordance with §240.13d-1(b)(1)(ii)(K).  If filing as a non-U.S. institution
In accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution.

Item 4.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:  520,157 Units*

(b) Percent of class:  11.71%

(c) Number of shares as to which the person has:

(i) Sole power to vote or direct the vote:  366,186 Units (Notes 1 and 2)

(ii) Shared power to vote or to direct the vote:  153,971 Units (Note 3)

(iii) Sole power to dispose or to direct the disposition of:  366,186 Units (Notes 1 and 2)

(iv) Shared power to dispose or to direct the disposition of:  153,971 Units (Note 3)

Note 1: James H. Dahl is the direct beneficial owner of 144,827 Partnership Units of Pope Resources, a Delaware Limited Partnership.  Mr. Dahl owns the other 218,534 Partnership Units through various trusts over which Mr. Dahl retains sole voting and investment power, as follows:

(i) 29,908 Partnership Units held by IRA FBO James H. Dahl (ROTH Conversion Account).
(ii) 23,530 Partnership Units held by IRA FBO James H. Dahl (ROTH II Account-Wells).
(iii) 132,214 Partnership Units held by IRA FBO James H. Dahl (ROTH II Account – Jefferies).
(iv) 26,411 Partnership Units held by Kathleen M Dahl Irrevocable Trust.
(v) 6,471 Partnership Units held by James H. Dahl Irrevocable Trust, James Schmitt Trustee.
(vi) 2,825 Partnership Units held for the benefit of Kathleen M. Dahl TOD.

Note 2: Excludes 1,525 Partnership Units owned by an adult member of Mr. Dahl’s household. Mr. Dahl disclaims beneficial ownership of these Partnership Units.

Note 3: James H. Dahl and William L. Dahl share voting and dispositive power with respect to an additional 153,971 Partnership Units as follows:
(i) 102,842 Partnership Units held by James H. Dahl Trust FBO Kathryn Whitten Dahl.
(ii) 21,879 Partnership Units held by James H. Dahl Trust FBO James Andrew Dahl.
(iii) 29,250 Partnership Units held by Dahl Family Foundation, Inc.**
**Neither James H. Dahl nor William L. Dahl nor any member of his family have any pecuniary interest in Units held by the Dahl Family Foundation, Inc.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Inapplicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Inapplicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Inapplicable

Item 8.	Identification and Classification of members of the Group

Inapplicable

Item 9.	Notice of Dissolution of Group

Inapplicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 3, 2014

/s/ James H. Dahl
James H. Dahl, individually and as
Trustee of each of IRA FBO James H. Dahl
(ROTH Conversion Account), IRA FBO James H. Dahl (ROTH II Account), IRA FBO James H. Dahl, Kathleen M. Dahl Irrevocable Trust, James H. Dahl Irrevocable Trust, and Kathleen M. Dahl TOD

/s/ William L. Dahl
William L. Dahl
Trustee of each of James H. Dahl Trust FBO
Kathryn Whitten Dahl, James H. Dahl Trust FBO James Andrew Dahl and Dahl Family Foundation, Inc.

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)